MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2013

Tables are expressed in USD $000’s except share and per share amounts

The following provides management’s discussion and analysis (‘‘MD&A’’) of IMRIS Inc.’s consolidated results of operations and financial condition for the year ended December 31, 2013. In this MD&A, “IMRIS”, the “Company”, “we”, “our” and “us” are used to refer to IMRIS Inc.

This MD&A is dated as of March 4, 2014 and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2013.

Effective January 1, 2011, the Company adopted United States generally accepted accounting principles (“U.S. GAAP”) as its basis of accounting and the U.S. dollar as its reporting currency. Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in U.S. dollars.

This MD&A contains forward-looking statements about future events or future performance and reflects management’s expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to us. In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding our future operating results, economic performance and product development efforts are or involve forward-looking statements.

A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements. Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: [i] timing and amount of revenue recognition of order backlog and the Company’s expectation of sales and margin growth [ii] obtaining sufficient and suitable financing to support operations and commercialization of products, [iii] adequately protecting proprietary information and technology from competitors, [iv] obtaining regulatory approvals and successfully completing new product launches, [v] successfully competing in the targeted markets, and [vi] maintaining third party relationships, including key personnel, and key suppliers. In evaluating these forward-looking statements, readers should specifically consider various factors, including the risks outlined under “Risks and Uncertainties”, which may cause actual events, performance or results to differ materially from any forward-looking statement.

Readers are cautioned that our expectation, beliefs, projections and assumptions used in preparation of such information, although considered reasonable at the time of preparation, may prove to be wrong, and as such, undue reliance should not be placed on forward-looking statements. By their nature, forward-looking statements are subject to numerous known and unknown risks and uncertainties so as a result, we can give no assurance that any of the actual events, performance, results, or expectations will occur or be realized. These forward-looking statements are expressly qualified by this cautionary statement as of the date of this MD&A and we do not intend, and do not assume any obligation, to update or revise them to reflect new or future events or circumstances.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

OVERVIEW

IMRIS designs, manufactures and markets Image Guided Therapy Systems that enhance the effectiveness of therapy delivery. Our Image Guided Therapy Systems are a combination of real time visualization products and therapy delivery products that are designed to improve patient outcomes and reduce the cost of patient care. We accomplish this by combining our visualization technology products with therapy delivery products in a single integrated system that has the ability to provide timely information to clinicians to properly assess the treatment plan at the point of therapy delivery. We believe this approach to patient care not only improves patient outcomes, but also contributes to reduced cost of care for those patients. Our goal is to continuously deliver products that improve therapy delivery for an increasing number of medical procedures while at the same time are supported by peer reviewed published measurement of improved outcomes and reduced cost of care.

Visualization and Therapy Delivery

In 2005 at the founding of the company, we created a visualization platform based on a single Magnetic Resonance (MR) Imaging product. Since then we have introduced a variety of next generation imaging capabilities into our visualization products. These include multiple field strength MR systems, X-Ray Fluoroscopy (AX) systems, and Computed Tomography (CT) systems, all designed to provide imaging capabilities for different therapy delivery products. All of these imaging capabilities are marketed as the VISIUS Surgical Theatre.

Our goal is to design visualization products that have the ability to be used in a large number of surgical and interventional procedures and to become a foundational investment in every hospital. To do this the system must be flexible enough to meet current and evolving procedural requirements while at the same time improving patient care and reducing costs to the hospital. The VISIUS Surgical Theatre can incorporate multiple configurations and imaging modalities while reducing patient risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques.

Our visualization product, the VISIUS Surgical Theatre, is used in combination with multiple therapy delivery systems including traditional surgery, Surgeon directed robotic surgery, and Radio-surgery. It is our goal to provide a means for clinicians to improve therapy delivery by moving towards a minimally invasive surgical (MIS) procedure whenever possible. The transition to an MIS procedure is expected to contribute to improved outcomes and reduced costs of care versus traditional surgical methods.

We sell our VISIUS Surgical Theatre globally to hospitals that deliver clinical services to patients in the neurosurgical, spinal, cerebrovascular, and cardiovascular markets. Historically our products have enabled therapy delivery through traditional surgical techniques, primarily for neurosurgical applications. We believe that the VISIUS Surgical Theatre, in combination with therapy delivery, has the ability to continue to expand across a large number of clinical procedures. As we continue to work with clinicians to promote and identify potential new areas of clinical application, new high value procedures are expected, resulting in increased utilization and further adoption of the products.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Value Proposition

We believe that the combination of the VISIUS Surgical Theatre with therapy delivery benefits patients, physicians and hospitals:

Patients

•	Improved Outcomes: Peer reviewed published research has shown significant improvements in patient outcomes when the intraoperative MRI available in the VISIUS Surgical Theatre is used in a procedure.
•	Risk Reduction: The risk of requiring a repeat operation because of incomplete procedures is significantly reduced due to improved levels of complete resection in the case of brain tumors as a result of the intraoperative visualization.

Clinicians

•	Enhanced Efficiency and Effectiveness for Clinicians: High resolution imaging information is captured rapidly and presented in a manner designed to enhance clinician efficiency and effectiveness.
•	Enhanced Workflow for Clinicians: The patient can be maintained in the optimal surgical position throughout the procedure and the MRI or CT imaging system is removed from the surgical or interventional theatre when not required resulting in unrestricted access to the patient by the surgical team.

Hospitals

•	Greater Utilization of the VISIUS Surgical Theatre: The VISIUS Surgical Theatre permits greater utilization of the imaging equipment as the MR or CT scanner can be shared by multiple operating rooms and a diagnostic imaging suite allowing for a single asset to be used by numerous clinicians.
•	Increased Patient Volumes: Improved patient outcomes may result in higher patient volumes and revenue for hospitals.
•	Technology Attracts Clinicians: Access to technologies such as the VISIUS Surgical Theatre can assist in both the recruitment and retention of clinicians.

PRODUCT PORTFOLIO

The VISIUS Surgical Theatre is the foundational technology of our Company and continues to evolve in its utilization across numerous surgical and interventional applications. We have invested in research and development to further broaden our product portfolio by introducing new procedures into the VISIUS Surgical Theatre as well as combining it with new therapy products.

Our product portfolio consists of three therapy delivery systems made up of the VISIUS Surgical Theatre in combination with:

1:	Traditional surgical techniques,
2:	The SYMBIS Surgical System, a surgeon controlled surgical robot, and
3:	The TrueBeamTM radiation therapy product from Varian Medical Systems, Inc. (Varian).

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

(The SYMBIS surgical system and the Radiosurgery product with the TrueBeamTM system are both works in progress and not available for commercial sale)

All of these Image Guided Therapy systems include our proprietary VISIUS Surgical Theatre in combination with therapy delivery systems that are integrated with multiple proprietary supporting products and technologies. These include patient handling systems, data management and information presentation systems, surgical devices, imaging and system control software platforms, and safety and remote management products. These are proprietary products that underlay the VISIUS Surgical Theatre’s ability to be integrated with each therapy delivery product.

I.	VISIUS Surgical Theatre and Traditional Surgical Procedures

The VISIUS Surgical Theatre can be configured to support the delivery of a wide range of neurosurgical, cardiovascular, cerebrovascular and spinal procedures using traditional surgical techniques. The VISIUS Surgical Theatre can be equipped with intraoperative imaging utilizing MRI, x-ray angiography and computed tomography, alone or in multimodality combinations.

The VISIUS Surgical Theatre provides a fully integrated surgical environment with the availability of high-resolution images for use in a number of surgical procedures. These procedures include neurological tumor resection, epilepsy foci resection, arteriovenous malformation, aneurysm, upper C-spine and frame-based stereotaxy. Due to the invasive nature of brain surgery and the importance of minimizing disturbance to healthy brain tissue, neurosurgical procedures may particularly benefit from an MRI's unique ability to distinguish between diseased and healthy brain tissue. The VISIUS Surgical Theatre provides visualization information to allow clinicians to make adjustments to the procedure while the procedure is in progress, which may lead to improved patient outcomes and reduce the likelihood that repeat surgeries will be needed.

When equipped with an MR scanner and integrated x-ray angiography system, the VISIUS Surgical Theatre provides clinicians with timely and accurate images for visualizing the patient anatomy before, during and after interventions for the treatment of a wide variety of cardiovascular and cerebrovascular conditions, such as atrial fibrillation, certain structural heart disorders and stroke. With seamless transitions between MR and x-ray angiography systems, the VISIUS Surgical Theatre enables surgical and catheter-based treatments and real-time assessment of therapy in a single integrated suite. The single integrated system in a VISIUS Surgical Theatre eliminates patient transport between imaging modalities and streamlines workflow. After MR scanning, the patient can be transitioned to image-guided intervention on the angiography system without moving the patient from the table. During and immediately after the procedure, new MR images can be taken to assess treatment and to determine if further intervention is required.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Our most recent development is the introduction of a ceiling mounted CT based version of the VISIUS Surgical Theatre leveraging our know-how from our existing VISIUS Surgical Theatre offering in MR systems for use in certain cranial and spine procedures. This system has the ability to move over top of a stationary patient, and provide intraoperative images of diagnostic quality at low dose, without the additional risk of moving the patient, while still preserving optimal surgical access and techniques. This system has the ability to move between multiple operating rooms, using a The 64-slice scanner that features advanced software applications that minimize radiation exposure in real time and industry leading post-processing software to enhance surgical diagnosis and intervention. This product received regulatory clearance by the FDA in July 2013 and got its CE Mark for the European Union in August 2013.

II.	VISIUS Surgical Theatre and the SYMBIS Surgical System

In February 2010, we acquired NeuroArm Surgical Ltd and all of its intellectual property. Since then we have been developing the SYMBIS Surgical System, a surgeon controlled surgical robot designed to enable minimally invasive procedures that are currently performed in a more invasive manner. This system consists of a MR compatible robot and surgical control console integrated together with the VISIUS Surgical Theatre. We believe that the combination of optical and MR or CT imaging integrated with a surgical robot may have the ability to transform a number of surgical procedures to MIS procedures. The robot has been designed to operate in the bore of a high field MR system and a CT gantry that can provide unprecedented visualization of the surgical site by providing both optical and MR views of the surgical target. The SYMBIS Surgical System is a micro-surgical system that has all of the traditional attributes of a robotic system such as accuracy, repeatability, and control, but also has integrated MR, CT and optical imaging, along with haptic feedback to the clinician. The haptic feedback or “sense of touch” may enable surgeons to complete procedures in a way never before possible. The SYMBIS Surgical System is designed to be installed in both existing VISIUS Surgical Theatre systems, and in new installations.

We are developing surgical instruments for the SYMBIS that are procedure specific and are designed to enable greater precision and flexibility for the surgeon. We believe that the SYMBIS Surgical System will be applicable for a large number of high volume surgical procedures with the potential to be clinically meaningful and thereby further adoption of the system.

As part of our clinical strategy, we have recently engaged a Medical Advisory Board consisting of key clinical thought leaders in the field of robotics. The advisory board will help define clinical strategy and future products as we develop surgical applications for the SYMBIS Surgical System.

III.	VISIUS Surgical Theatre and the TrueBeamTM System for Radiosurgery

On October 5, 2010 we announced our agreement with Varian to integrate the capabilities of the VISIUS Surgical Theatre together with the therapy capability of Varian’s TrueBeamTM radiotherapy system. This product has the potential to provide a number of high value capabilities to radiation oncology centers that are hospital based or standalone clinics. This system is designed to provide a radiation oncology center with the ability to deliver MR guided radiation therapy, MR simulation, and MR guided brachytherapy from a single integrated system. The system consists of three connected rooms that provide radiosurgery, simulation, and brachytherapy all with a common MR imaging platform.

MR simulation is a planning and imaging procedure that is done in conjunction with a patient’s preparation for radiation therapy delivery. Our system allows for a high field MR to be used in a diagnostic simulation suite and then, on demand, be available for use in MR guided radiosurgery, or MR guided brachy therapy. This may provide a significant economic advantage over other means of completing the same procedure.

For MR guided radiation therapy (MRgRT), the patient is located in the radiation therapy bunker and a high field MR moves into the bunker over top of a stationary patient. The MR image is acquired, the MR moves out of the room, and the therapy treatment plan is developed and delivered to the TrueBeamTM radiosurgery system which executes the treatment. The ability to image soft tissue lesions with MR, immediately before the application of radiation therapy may allow for more accurate targeting of the lesion, resulting in a reduction in the radiation delivered to adjacent healthy tissue. This improved targeting may also result in the ability to increase the energy delivered at a treatment session, which may result in fewer treatment sessions for the patient. This new approach to treatment delivery is expected to provide improved patient outcomes versus existing radiosurgery technology systems and have the opportunity to reduce the cost of care.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

We believe that the ability to deliver MR guided brachytherapy in a single suite may have compelling advantages over other means of delivering brachytherapy to patients. Brachytherapy is the deposition of high dose radiation seeds into target tissue for the delivery of radiation. It requires the ability to image, target, and deliver the seeds with precision and confidence. Our system is designed to enhance the workflow and provide improved procedural outcomes. This product is currently under development with regulatory clearance anticipated in mid-2014.

Technology and Product Development

Underlying all of our image guided therapy solutions is advanced proprietary technology and intellectual property that we have developed as part of our unique solutions. The protection of these products, our processes and know-how is integral to our business. We currently have 52 patents either issued or pending. As we develop our technologies, we will continue to seek patent protection to contribute to our competitive advantage. We have patents in place in the United States, Canada and other countries, where available, to protect our core patent family and we have filed a number of additional patent applications that are directed to specific aspects of our technology.

Innovation and the creation of high value novel products is a cornerstone of IMRIS’s development activities. To grow the Company and remain competitive, we are continuously engaged in new product development and enhancement and each year we invest significantly in research and development to drive continuing innovations that support our competitive position.

As we move forward our product development efforts will be focused on enhancing the capabilities of the VISIUS Surgical Theatre so that we are increasing the number and quantity of traditional procedures that can be completed in our theatres. Following commercialization of our products that combine robotics and radiosurgery with the VISIUS Surgical Theatre, we expect to continue to expand the capabilities of these systems to continue to grow their value proposition.

Regulatory

IMRIS is a global company serving global markets. We have registered our core MR VISIUS Surgical Theatre in the United States, Canada, European Union, Australia, Japan, China, Singapore and South Korea. We continue to maintain our facility and product registrations to serve these global markets. We successfully completed re-certification to ISO-13485 in September 2012, and certified our new Minnetonka, Minnesota facility in August 2013, which is a requirement for many of our global markets. During this period, IMRIS cleared the industry’s first MRI wireless coil and ceiling-mounted iCT system.

IMRIS maintains a proven network of global regulatory partners and will seek product registrations based on market demand and product launch strategy as the new products and technologies are developed.

Market and Sales Cycle

We sell our VISIUS Surgical Theatres globally to hospitals that deliver clinical services to patients in the neurosurgical, spinal, cerebrovascular and cardiovascular markets.  We believe that the primary market for our iMRI product portfolio is comprised of those hospitals having relatively large neurosurgical, cerebrovascular or cardiovascular practices. The VISIUS iCT serves this group as well, but extends into orthopedic and neurosurgical spine practices in hospitals and surgery centers alike.  Clinical appreciation for the benefits of VISIUS Surgical Theatres for neurosurgical and orthopedic applications is growing supported by repeat purchases from hospitals and market penetration within regions in which our product is being sold.

We have a direct sales force in the United States, Canada, China, Singapore, Japan and Europe, excluding Italy and Eastern European countries. Our recent investment in sales management in Singapore during 2013 is the result of the market opportunities we foresee in the Asia Pacific region. In all other markets where we have a presence, we utilize distributors.

Our sales force is focusing its efforts on hospitals with the greatest ability to benefit from neurosurgical and spinal applications. They are aggressively working our sales pipeline and we are increasing our marketing efforts. As a result, we expect that market interest will develop for new applications of the product and the new products being developed, which can be utilized within our Theatres.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

The purchase and installation of a VISIUS Surgical Theatre for traditional surgical procedures represents a significant capital project for our customers that can range in price from approximately $1.5 million to $12 million depending on the product solution, the configuration of the VISIUS Surgical Theatre layout and system options selected. In addition to the capital equipment sale, most of our customers enter into equipment service contracts that are generally 4-5 years in duration. These contracts begin after the typical one-year warranty period and are on average equal to approximately 5 percent of the original equipment purchase price per year in revenues. In addition to our equipment and services, customers may require further capital expenditures for construction and ancillary equipment. The sales cycle for our VISIUS Surgical Theatres is both complex and lengthy and can be more than 12 months from initial customer engagement to receipt of a purchase order, though we expect we can significantly shorten the sales cycle with the introduction of the iCT system.

Following the receipt of a customer purchase order, the delivery and installation cycle for one of our VISIUS Surgical Theatres typically ranges from 8 months to 18 months or more the larger scale iMRI products depending on the configuration of our system and the amount of additional construction work that may be required to be completed by the customer. The VISIUS Surgical Theatre using CT installation cycles are expected to be significantly shorter ranging from as little as 3 months to 9 months depending on the availability of the customer site. We invoice customers for a VISIUS Surgical Theatre in installments spread over a number of milestones, which typically include a deposit at the time of order and a percentage of the remaining total price upon delivery of the equipment, completion of installation and final acceptance. Due to the project nature of our VISIUS Surgical Theatre sales, we recognize revenues and related cost of sales on a percentage-of-completion basis as the VISIUS Surgical Theatre is installed.

As our newer products are commercialized, we believe we can leverage our significant customer relationships to accelerate new product introductions. Moreover, our VISIUS Surgical Theatres equipped with the SYMBIS Surgical System are being designed to have shorter installation timeframes. These factors together are expected to result in significantly shorter sales and installation cycles for our Company.

Overall Performance

2013 Highlights

➢	4 new systems orders and 6 service contracts contributed to $33 million in total order bookings

➢	We completed development and introduced the first ceiling mounted intraoperative CT solution, the VISIUS iCT. We obtained our 510(k) clearance from the FDA and our CE Mark in July 2013.

➢	We obtained FDA clearance of the newest generation VISIUS® Surgical Theatre which integrates Siemens’ latest high-field MR scanners.

➢	We established a SYMBIS Surgical System advisory board and announced the addition of Dr. Vipul Patel. Dr. Patel is the internationally recognized leader in the field of robotic surgery, with experience performing over 6,000 robotic prostatectomies.

➢	We earned a patent defining the foundation technologies for our SYMBIS™ Surgical System – a minimally invasive and MRI-compatible microsurgical robot system.

➢	We substantially completed the relocation of our operations from Winnipeg, Manitoba to Minneapolis, Minnesota. At the end of 2013, we had 137 employees at various locations around the world including Canada, the United States, Japan, Europe, Singapore, Australia and China.

➢	We continued to strengthen our leadership with the appointment of Jay Miller, as President and Chief Executive Officer, previously the Company’s COO and formerly CEO of Vital Images, and added two experienced healthcare professionals to our Board of Directors: James Hickey, CEO Phraxis Inc. and the former Chairman of Vital Images and Steve Armstrong, CFO of Patterson Companies, Inc.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

SUMMARY OF SELECTED FINANCIAL INFORMATION

Quarterly Results

The following table sets forth selected financial information for the dates and periods indicated:

Selected Quarterly Financial Information

(Thousands of US dollars, except per share amounts)

(Unaudited)

	Fourth Quarter		%
	2013	2012	Change

Sales	$9,985	$20,095	-50%
Gross profit	$2,763	$6,995	-61%
Gross profit %	27.7%	34.8%	-20%

Operating expenses	$22,598	$13,311	70%

Operating loss	$(19,834)	$(6,316)	214%

Net loss	$(21,615)	$(6,604)	227%

Basic loss per share	$(0.42)	$(0.14)	200%
Diluted loss per share	$(0.42)	$(0.14)	200%

Net decrease in cash and equivalents in quarter	$(14,517)	$(7,403)	nmf

nmf – not meaningful

For a discussion of the factors that have caused variations in the results of operations of the Company for the year ended December 31, 2013 to December 31, 2012, refer to the discussion below and for the year ended December 31, 2012 to December 31, 2011, refer to the Management’s Discussion and Analysis for the year ended December 31, 2012.

Revenues decreased by $10.1 million or 50.3 percent to $10.0 million for the three months ended December 31, 2013, compared to the same period in 2012. The quarterly decrease in revenue in 2013 is attributed to a decrease in active VISIUS Surgical Theatre projects at varying stages of completion, partially offset by an increase in service revenue compared with the same period in 2012. The increase in service revenue is attributed to a higher installation base of VISIUS Surgical Theatres coming off their initial warranty period in 2013 compared to 2012.

➢	Gross profit for the three months ended December 31, 2013 decreased to $2.8 million from $7.0 million in the prior year. The Company recognized project revenues with gross margins of approximately 29.7 percent compared to 34.9 percent in the prior year. The decrease in project margins was primarily related to unplanned costs and product changes on certain projects in the period and more higher-margin equipment shipments on projects in the prior year period. Overall margins were lower at 27.7 percent in the fourth quarter compared to 34.8 percent in the prior year due to product mix and lower margin projects, offset by improved service margins on the new post-warranty install base.

➢	Operating expenses for the fourth quarter were $22.6 million, an increase of $9.3 million or 70 percent over the fourth quarter of 2012. The increase in operating expenses was primarily related to a special planned R&D charge of $8.3 million related to completion of the collaborative arrangement with Princess Margaret Hospital for the first clinical MRgRT system, and one-time relocation costs including a lease accrual of $2.1 million related to the exit from our Winnipeg Canada manufacturing facility.

➢	The net decrease in cash and restricted cash for the three months ended December 31, 2013 was $14.5 million compared to a net decrease of $7.4 million for the same period in 2012. Cash decreased in the fourth quarter of 2013 due to lower earnings and increased use of working capital. Cash decreased in the fourth quarter of 2012 due to the increase in operating expenses in research and development.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Annual Results of Operations

The following table sets forth selected financial information for the dates and periods indicated:

Selected Annual Financial Information

(Thousands of US dollars, except per share amounts)

(Unaudited)

	Year ended
	December 31
	2013	2012	2011

Sales	$46,042	$52,392	$51,797
Gross profit	15,673	17,798	17,674
Gross profit %	34.0%	34.0%	34.1%

Operating expenses	54,978	45,322	38,240
Operating loss	(39,305)	(27,524)	(20,566)

Income taxes	144	86	366

Net loss	$(42,000)	$(27,756)	$(20,925)

Basic and diluted loss per share	$(0.83)	$(0.61)	$(0.47)

Balance Sheet Data	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011

Cash and restricted cash	13,882	20,980	40,425
Total assets	85,561	81,985	94,290
Deferred revenue	9,500	10,182	7,147
Long term debt, net of discount	21,204	-	-
Total liabilities	50,540	31,398	19,731
Shareholders' equity	35,021	50,587	74,559

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Revenues

Revenues by sales classification

(Thousands of US dollars)	Year ended
	December 31%
	2013	2012	Change

VISIUS Surgical Theatres	$36,459	$47,285	-22.9%
Extended maintenance contracts	9,583	5,107	87.6%
Total revenues	$46,042	$52,392	-12.1%

VISIUS Surgical Theatres as a percentage of total revenues	79.0%	90.0%
Extended maintenance contracts as a percentage of total revenues	21.0%	10.0%

Revenues by region

(Thousands of US dollars)	Year ended
	December 31%
	2013	2012	Change
North America	$28,716	$36,372	-21.1%
Europe and Middle East	10,604	2,085	408.6%
Asia Pacfic	6,722	13,935	-51.8%
	$46,042	$52,392	-12.1%

Revenues decreased by $6.4 million or 12 percent to $46.0 million for the year ended December 31, 2013. Revenues from VISIUS Surgical Theatres for 2013 were $10.8 million lower than the prior year primarily due to a reduction of VISIUS Surgical Theatre project deliveries of major system components, as well as a decrease in the level of installation activities at customer sites which were at varying stages of completion. Extended maintenance contract revenue increased $4.5 million from 2012 as a result of a larger install base of clinical VISIUS Surgical Theatres, which have transitioned to chargeable service programs.

Revenues were lower in North America and Asia Pacific due to timing of scheduled project deliveries of major system components, as well as decreased project installation activities at varying stages of completion, partially offset by increased service revenue. Sales in the Middle East accounted for most of the revenues in its region as there were no significant delivery activities in Europe in 2013.

Gross Profit

(Thousands of US dollars)	Year ended
	December 31%
	2013	2012	Change

Gross profit	$15,673	$17,798	-12%
As a percentage of sales	34.0%	34.0%

Gross profit for the year ended December 31, 2013 decreased of $2.1 million or 12 percent compared with the prior year, due primarily to lower revenues. Gross profit as a percentage of sales was consistent with the prior year at 34.0 percent. Gross profit and gross profit as a percentage of sales for VISIUS Surgical Theatres were slightly lower than prior year partially offset by increased gross profit and gross profit as a percentage of sales on extended maintenance contracts.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Gross profit as a percentage of sales for projects in 2013 was negatively impacted by a change in the product mix compared to the prior year, while 2012 gross profit as a percentage of sales benefited from higher margin installation activities. Total project gross profit as a percentage of sales in 2013 was negatively impacted by additional costs for the initial installations of the first VISIUS iCT deliveries and other clinical beta sites for certain research projects. Overall project gross profit as a percentage of sales in 2012 was marginally higher than 2013, but was also negatively impacted by the planned delivery of certain equipment as part of collaborative arrangements where the Company has entered into clinical research projects in the area of interventional cerebrovascular, and cardiovascular science, with a specific focus on the integration of angiography and MR imaging modalities.

Extended maintenance contracts gross profit as a percentage of sales increased from the prior year as a result of a larger clinical install base of VISIUS Surgical Theatres, which have transitioned to chargeable service programs and improved productivity and management of service delivery within the customer base.

Operating Expenses

(Thousands of US dollars)	Year ended
	December 31%
	2013	2012	Change

Operating expenses	$54,978	$45,322	21%

Operating expenses for the year ended December 31, 2013 increased $9.7 million or 21 percent compared with the prior year. The increase is primarily due to research and development charges of $8.3 million related to the planned completion of the collaborative arrangement with Princess Margaret Hospital for their clinical MRgRT system, one-time costs of $4.1 million related to the relocation of our operations from Winnipeg, Manitoba to Minnesota, increased rent and utilities expenses of $0.8 million related to the new facility in Minnesota, along with costs of $2.2 million related to additional headcount during the full year within Administrative and Customer Service and Operations functions. These costs were partially offset by a planned decrease of $6.0 million in research and development costs for robotics, MR-guided radiation therapy and other ancillary research projects which were substantially completed during 2013.

Administrative

(Thousands of US dollars)	Year ended
	December 31%
	2013	2012	Change

Administrative	$12,326	$8,224	50%

Administrative expense for the year ended December 31, 2013 increased $4.1 million or 50 percent compared with the prior year, primarily due to one-time relocation costs of $3.3 million for the year ended December 31, 2013 compared with $0.5 million in 2012. The remainder of the increase is primarily related to additional rent and utilities expenses of $0.8 million related to the new facility in Minnesota, increased salaries, benefits and stock compensation expense of $0.5 million related to the addition of the Company’s Chief Operating Officer and other new hires, and additional professional fees of $0.2 million, partially offset by lower business travel of $0.2 million as a result of cost savings efforts. The relocation costs in 2013 consist primarily of a $2.1 million lease accrual related to the exit from our Winnipeg manufacturing facility, professional services fees and other expenses of $0.5 million, recruiting expenses of $0.3 million, staff retention and severance costs of $0.1 million, and other expenses of $0.3 million. The relocation costs in 2012 consist of severance and retention costs of $0.5 million.

Sales and marketing

(Thousands of US dollars)	Year ended
	December 31%
	2013	2012	Change

Sales and marketing	$9,986	$9,833	2%

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Sales and marketing expense for the year ended December 31, 2013 increased $0.2 million, or 2 percent compared with the prior year, primarily due to higher marketing and promotion expenses of $0.3 million as a result of new trade show costs related to the launch of the VISIUS iCT, related marketing efforts, and other expenses of $0.2 million. These costs were partially offset by lower professional services of $0.3 million as a result of cost reduction activities.

Customer support and operations

(Thousands of US dollars)	Year ended
	December 31%
	2013	2012	Change

Customer support and operations	$11,357	$8,612	32%

Customer support and operations expense for the year ended December 31, 2013, increased $2.7 million, or 32 percent compared with 2012, primarily due to increased headcount within customer support, and the appointment of two senior executives in Operations and Customer Service, resulting in higher salaries and benefits and stock option expense of $1.4 million. This increase was coupled with one-time relocation costs of $0.9 million, higher rent and utilities expense of $0.6 million related to the additional facility in Minnesota and travel and other costs of $0.5 million. The relocation costs associated with the move of operations from Winnipeg Canada included recruiting expenses of $0.3 million, staff retention and severance expenses of $0.3 million and other expenses of $0.3 million. Relocation expenses in 2012 included severance and retention costs of $0.7 million.

Research and development

(Thousands of US dollars)	Year ended
	December 31%
	2013	2012	Change

Research and development	$17,823	$14,556	22%

Research and development expense for the year ended December 31, 2013, increased $3.3 million compared with the prior year, primarily due to charges of $8.3 million which were related to the planned completion of the collaborative arrangement with Princess Margaret Hospital for their clinical MRgRT system and additional one-time relocation costs of $1.5 million associated with the move to Minnesota. This increase was partially offset by reduced spending of $6.0 million on technical development associated with image-guided surgical robotics program and the development of the MR guided radiation therapy program, both which are substantially complete. The relocation in 2013 consist of staff recruiting costs of $1.0 million, business travel expenses of $0.2 million, legal costs of $0.1 million, and other expenses of $0.2 million, compared with relocation costs in 2012 of $0.5 million related to severance and retention costs.

Amortization and depreciation

(Thousands of US dollars)	Year ended
	December 31%
	2013	2012	Change

Amortization and depreciation	$3,486	$4,097	-15%

The decrease in amortization and depreciation expense for the year ended December 31, 2013 is due to certain assets that were in service becoming fully depreciated in late 2012.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Other income (expense)

(Thousands of US dollars)	Year ended
	December 31%
	2013	2012	Change

Gain (loss) on asset disposals	$(120)	$19	Nm
Foreign exchange loss	(1,208)	(125)	Nm
Interest and other	(1,223)	(40)	Nm

Nm – Not meaningful

Foreign exchange losses for the year ended December 31, 2013 are mainly the result of a strengthening of the U.S. dollar against the Company’s higher net foreign denominated monetary assets compared the prior year, which resulted in loss on revaluation.

Interest and other expense for the year ended December 31, 2013 is primarily the result of the Company entering into a secured loan facility described below resulting in increased interest expense, amortization of the related deferred debt acquisition costs, warrant discount amortization.

On September 16, 2013, Imris entered into a secured loan facility agreement for $25 million, and received net proceeds of $24.5 million following execution of the agreement. The outstanding principal amount of the loan accrues interest at a rate of 9 percent per annum. Interest and other (expense)/income for the year ended December 31, 2013 includes interest expense of $0.7 million, debt discount amortization of $0.3 million, and debt issuance cost amortization of $0.1 million. The remainder is other net interest income/expense and banking fees. Interest expense, warrant discount amortization, and debt issuance cost amortization are recognized on an effective interest rate method over 5 years.

Income tax

(Thousands of US dollars)	Year ended
	December 31%
	2013	2012	Change

Income taxes	$144	$86	67%

The Company generates taxable income in several of its foreign subsidiaries due to transfer pricing policies used in those foreign jurisdictions. As a result of activities in these foreign subsidiaries, the Company has recognized tax expense during the year ended December 31, 2013. The change in income tax expense for the year ended December 31, 2013 compared with the prior year is primarily due to higher taxable income in those foreign jurisdictions.

Operating Loss and Net Loss

(Thousands of US dollars)	Year ended
	December 31%
	2013	2012	Change

Operating loss	$(39,305)	$(27,524)	43%

Net loss	$(42,000)	$(27,756)	51%

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

The operating loss for the year ended December 31, 2013 increased $11.8 million compared with the prior year, primarily due to higher operating expenses of $9.7 million and lower gross profit of $2.1 million on reduced sales activity. The increase in operating expenses is primarily tied to planned research and development collaboration for the MRgRT clinical site at Princess Margaret Hospital of $8.3 million, and additional relocation costs of $4.1 million incurred to the move of the operations to Minnesota. The Company also had increased facility costs, and employee costs in administration, customer support and operations as described above. Total relocation costs in 2013 were $5.8 million affecting all functional areas, including administrative expenses of $3.3 million, sales and marketing expenses of $0.2 million, customer service and operations of $0.9 million, and research and development of $1.5 million. These costs were partially offset by reduced expenses of $6.0 million for the robotics development, intraoperative computed tomography and radiation therapy programs.

Net loss for the year ended December 31, 2013 increased $14.2 million compared with the prior year, primarily due to higher operating expenses of $9.7 million, higher other expense of $2.4 million, and lower gross profit of $2.1 million. Changes in gross profit, operating expenses, and other income (expenses) were the result of factors noted above.

Adjusted EBITDA

(Thousands of US dollars)	Year ended
	December 31%
	2013	2012	Change

Adjusted EBITDA	$(33,934)	$(21,868)	55%

We use the non-GAAP measure Adjusted EBITDA to measure aspects of our financial performance (see “Non-GAAP Financial Measures” for a reconciliation of adjusted EBITDA to GAAP measures). We define Adjusted EBITDA as earnings (loss) before stock based compensation, interest income (expense), foreign exchange gain (loss), embedded derivatives gain (loss), income taxes and amortization.

For the year ended December 31, 2013, Adjusted EBITDA was negative $33.9 million compared with negative $21.9 million for the same period in 2012. The increase in negative Adjusted EBITDA from the prior year was primarily due to higher operating costs related to higher research and development costs, customer support and operations and higher relocation costs.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of our financial results for the past eight quarters:

(Thousands of US dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2013	2013	2013	2013	2102	2012	2012	2012

Sales	$9,985	$17,765	$10,226	$8,066	$20,095	$11,569	$17,235	$3,493
Cost of sales	7,222	10,984	7,117	5,046	13,100	8,818	10,577	2,099
Gross profit	2,763	6,781	3,109	3,020	6,995	2,751	6,658	1,394
As a percentage of sales	27.7%	38.2%	30.4%	37.4%	34.8%	23.8%	38.6%	39.9%

Operating expenses
Administration	4,803	2,280	2,833	2,410	2,664	2,000	1,887	1,673
Sales and marketing	2,905	2,300	2,522	2,259	2,785	2,427	2,536	2,051
Customer support and operations	3,048	2,889	2,984	2,436	3,062	2,007	1,907	1,670
Research and development	11,211	2,339	1,534	2,739	3,729	3,840	3,411	3,576
Amortization	630	963	943	950	1,071	1,067	990	969
	22,597	10,771	10,816	10,794	13,311	11,341	10,731	9,939

Operating loss before the following:	(19,834)	(3,990)	(7,707)	(7,774)	(6,316)	(8,590)	(4,073)	(8,545)
Foreign exchange	(557)	387	(483)	(555)	(232)	118	(207)	196
Interest	(992)	(195)	(3)	(33)	(55)	-	(2)	17
Loss on sale of asset disposal	(120)		-	-	19
Loss before taxes	$(21,503)	$(3,798)	$(8,193)	$(8,362)	$(6,584)	$(8,472)	$(4,282)	$(8,332)

Income taxes	112	6	10	16	20	48	-	18

Net loss for the quarter	$(21,615)	$(3,804)	$(8,203)	$(8,378)	$(6,604)	$(8,520)	$(4,282)	$(8,350)

Loss per share
Basic	$(0.42)	$(0.07)	$(0.16)	$(0.18)	$(0.14)	$(0.19)	$(0.09)	$(0.18)
Diluted	$(0.42)	$(0.07)	$(0.16)	$(0.18)	$(0.14)	$(0.19)	$(0.09)	$(0.18)

The financial results for the eight most recent quarters reflect the progression of an early stage Company with a limited operating history. Factors that have caused our results to vary are described below.

➢	As a result of the limited number of VISIUS Surgical Theatres sold and installed to date and the high dollar value associated with each sale, our revenues recorded from quarter to quarter have varied depending on the number and stage of active projects in any given quarter.

➢	Gross profit and gross profit as a percentage of sales for the VISIUS Surgical Theatre are largely dependent on whether a particular product application has achieved acceptance amongst clinical thought leaders. The past few years have included a number of research related projects which are focused on new product applications. Due to the nature of these programs, gross profit as a percentage of sales have been negatively impacted certain quarters as installation activities take place. The more mature applications which have clinical data such as the neurosurgical application of the VISIUS Surgical Theatre, have generally carried stronger gross profit margins compared to newer clinical applications.

➢	The decrease in gross margins in 2012 is mainly due to higher installation costs with third quarter margins being further impacted by the provision of certain equipment for research purposes and lower margins for the Company’s first customer installation in Japan. The decrease in margins in 2013 is primarily tied to the delivery of certain research systems to customers for MRgRT, MR guided robotics and other imaging programs as well as additional costs related to the delivery of the first clinical VISIUS iCT systems.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

➢	Net losses generally vary depending on the timing of when specific projects were installed and the pricing associated with the respective projects. Net losses in 2012 in 2013 have largely been the result of lower product installations and planned increases in research and development activity for the Company’s MR guided radiation therapy program and the image-guided robotics program.

➢	Operating expenses during the first part of 2012, in areas outside of research and development, are lower as a result of cost management measures undertaken by management. Increases in the second half of the year reflect additional efforts to recruit qualified personnel and severance and retention costs recorded in the fourth quarter related to the relocation of operations from Winnipeg, Canada to Minneapolis, Minnesota. Operating expenses in the fourth quarter of 2013 included $8.3 million related to completion of the collaborative arrangement with Princess Margaret Hospital for their clinical MRgRT system and $2.1 million related to the exit from our Winnipeg manufacturing facility.

➢	Although the majority of the Company’s sales are denominated in U.S. dollars, the Company sells its VISIUS Surgical Theatres in a variety of foreign currencies. This gives rise to foreign exchange gains or losses each quarter depending on the change in value of the U.S. dollar versus these foreign currencies in each quarter.

➢	The Company generated taxable income in several of its foreign subsidiaries in 2012 and 2013 because of our transfer pricing methodology. As a result, the Company recognizes tax expense in related to these subsidiaries.

Backlog

During 2013, total order bookings were $33.1 million, consisting of $12.9 million of system bookings and $20.2 million of new service contracts. We converted $46.0 million of backlog into revenues and changes in foreign exchange decreased backlog by $0.9 million. We evaluate our backlog and individual order conversion on a regular basis and our experience is that orders typically convert into revenues over 12 to 18 months on average. During the year ended December 31, 2012, one order in backlog was not proceeding at a rate consistent with our expectations. As a result, we have removed this order, valued at $9.6 million from backlog.

The table below provides the Company’s backlog as at December 31, 2013 and its comparable periods for each of the last three years as of December 31:

	December 31
	2010	2011	2012	2013

VISIUS Surgical Theatres	$86,505	$58,583	$69,213	$40,517

Service contracts	30,619	36,430	53,326	61,881

Total backlog	$117,124	$95,013	$122,539	$102,398

To December 31, 2013, we have sold 61 systems, of which 48 are installed and 13 are in the delivery phase. Of the 61 sold, 40 are in the United States, 7 are in Canada, 10 are in Asia Pacific and 4 are in Europe and the Middle East.

We use the non-GAAP measure “backlog” to measure aspects of our financial performance. Backlog is defined as the unrecognized portion of (i) revenues anticipated to be recorded from VISIUS Surgical Theatre orders, including confirmed orders and orders subject to the completion of formal documentation and (ii) service contracts with a term of four to five years and which commence at the conclusion of the warranty period on our VISIUS Surgical Theatres. The term of our service contracts generally ranges from 4 to 5 years commencing at the conclusion of the warranty period on our VISIUS Surgical Theatres, which are typically 1 year in length. Service contract revenue is recognized ratably over the term of the contract.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

OUTLOOK

When our Company was formed in 2005, our initial focus was on gaining market acceptance for VISIUS Surgical Theatres in the neurosurgical market, securing early technology adopters ensuring the successful delivery of each customer installation as we developed our core competencies across all facets of the organization. As a result our VISIUS Surgical Theatres for neurosurgery has become the solution of choice and is installed in leading neuroscience centers around the world. In 2013, we used a similar strategy to broaden our market opportunity with the recent introduction of VISIUS iCT for spine and MR guided radiation therapy, to secure early adopters while continuing to leverage our technology platforms and core competencies in support of bringing new application–specific solutions to market.

Because our business involves expensive and complex capital equipment, the sales cycle in normal market conditions is long and installation can take significant time depending on the unique circumstances of each hospital. In 2013, the launch of the Affordable Healthcare Act in the U.S. and the continued general uncertainty of its impact on reimbursement have resulted in further delays in the adoption of new technologies such as the VISIUS product platform. As a result, both the number of VISIUS Surgical Theatres sold and our financial performance, particularly from quarter to quarter, can vary significantly as changes in the timing of an installation involving only a few customers in a given period can have a meaningful impact on the actual results.

Overall, 2013 has been a transition year for IMRIS. We completed a number of goals we set out to accomplish in 2013, the largest being the relocation of the core operations from Canada to the U.S., and the transition of approximately 100 jobs to our new office in Minneapolis. We also received regulatory clearance for the first ceiling mounted iCT, opening a new market in spinal applications that is significantly larger than our historical focus in the neurosurgical market space; successfully transferred the surgical robotics program from our development partner to an in-house team to complete the final development and testing of our first commercial surgical robotics system; substantially completed our first clinical installation of our MR guided radiation therapy (MRgRT) platform in one of the largest radiation therapy clinics in the world at Princess Margaret Hospital in Toronto, Canada; and rolled out and implemented a new multi-source pricing initiative to provide customers with additional flexibility to source our products.

With much of these transition challenges behind us, we are in a much stronger position as a Company to take advantage of our new market opportunities and deliver to our customer’s innovative products that provide meaningful differential outcomes for patients and A+ customer service support. Our priorities for managing the business in the year ahead are:

Convert Prospects to Purchase Orders - Our primary focus in 2014 will be on improving our order bookings performance, working to convert our large base of qualified customer prospects to new sales orders. The plan includes leveraging our existing product platform and its proven clinical value proposition, and exploiting new product offerings such as the new state of the art MR imaging modalities from our OEM partner Siemens. The introduction of the VISIUS iCT has further expanded our potential customer base, as the spine market it serves is significantly larger than the neurosurgery market, with a significantly reduced cost and complexity to a customer to procure and install. We believe the clinical benefits of our systems and the broadening of our market with these new product offerings will contribute to strengthened bookings.

Deliver on Revenue – Conversion of our order backlog is key to meeting our revenue goals. Traditionally our installation timelines for any given customer are often in excess of a year or more, so our ability to influence the timing of such installations and its corresponding revenue is often not in our control. With the introduction of the VISIUS iCT, the complexity of installation has been dramatically reduced, providing us with an opportunity to take an order and deliver it within a three to six month timeframe. This dramatically changes our ability to influence our revenue opportunity and reduce the execution risk associated with more complex installations. We have also taken positive steps to increase our recurring revenue – we have continued to increase our install base covered under service contracts, identified capital equipment options upgrades for our existing customers and recently introduced and launched a new line of disposable products. The introduction of disposables gives us the ability to take advantage of our growing procedural volume within our install base, allowing us to drive consistent revenues and providing opportunities to maintain relationships with our customers we did not have before. These new offerings combined with our continued focus to influence the conversion of our existing iMRI backlog are expected to have a positive impact on revenue.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Manage our Cash – The planned transition of our operations from Canada to the US and the costs to complete our research programs in robotics and our MR guided radiation therapy required a significant capital commitment in 2013. With most of these activities largely completed, our focus in 2014 is to drive the business to be cash flow neutral, through cost reduction activities, gross margin expansion through active management of our customer programs and supply chain, and driving system order book and bill business that generates 2014 in period cash flows. We have commenced and undertaken a number of initiatives, some of which have already been described above with the goal of becoming a self-sustaining business.

New Product Development

We have largely completed our installation of our clinical beta site of the MRgRT guided radiation therapy system at the Princess Margaret Hospital and are now working to establish the integration of the Varian Truebeam system with our platform. This innovative new product is designed to deliver MRgRT guided radiation therapy, MR simulation, and MR guided brachytherapy from a single integrated system. We believe that our MR guided brachy therapy solution has the ability to improve workflow and also reduce the cost of care. The MR guided radiotherapy portion of the system is expected to be completed in the second half of 2014 quarter with final submissions for regulatory clearance of this new product offering in late 2014.

Our second major product development initiative is the SYMBIS Surgical System, the world's first commercialized MR compatible surgical robot. Our first pre-clinical commercial version of the system is expected to be delivered in the first half of 2014 at the University of Calgary, Foothills hospital. We expect this to be our initial clinical validation site under the direction of Dr. Garnette Sutherland, who is a member of our clinical advisory board. We expect that this microsurgical version of the robot will follow a 510(k) process and may require clinical trial data for evaluation.

Financial Outlook

Revenues

Our revenue success remains largely dependent on our ability to convert existing backlog into recognized revenue on a timely basis. Our ability to complete installations and recognize revenue of a timely basis is directly influenced by the circumstances of each hospital where unique customer circumstances can influence the schedule.

A reduction in the order backlog year over year, particularly in new systems orders, has had a negative impact on our ability to convert that backlog into revenues in 2014. We believe we will be able to mitigate some of the shortfall in the conversion of 2013 backlog with the introduction of new revenue sources in iCT systems orders, upgrades and disposables, each which offer more immediate revenue opportunities in 2014. As a result, we expect 2014 revenues to be consistent with 2013 in the $44 to $46 million range.

IMRIS’s quarterly revenue profile varies depending on the underlying system installations in each period. We anticipate that Q1 2014 revenues will be in the $8 million to $9 million range, and similar to prior years, the strongest quarterly revenue performance will once again occur in the second half of 2014.

Gross Profit

Strong increases in gross profit are expected in 2014, including significantly higher gross profit as a percentage of sales, which is forecast to be above 40 percent. The expected increase is primarily attributed to improved systems margins and achieving significantly higher margins for disposable products. Quarterly gross profit as a percentage of sales will vary depending on the underlying system installations in the respective quarters.

Operating Expenses

Carefully managing expenses is a priority for our Company and in 2014 we expect our departmental cash operating expenses to decrease approximately $7 million from 2013 levels to approximately $27 million.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Total research and development expenses are anticipated to be approximately $6.5 million. This is a significant decrease from prior year as 2013 included the impact of $8.3 million in charges related to completion of the collaborative arrangement with Princess Margaret Hospital for their clinical MRgRT system, relocation costs, and costs for technical development associated with image-guided surgical robotics, which are substantially complete.

Taken together, IMRIS anticipates total cash and non-cash operating expenses in 2014 to be approximately $33 million, as summarized below:

2014 Forecast	$ Millions
Cash operating expenses	$27.0
Depreciation (non-cash)	4.0
Stock based compensation (non-cash)	2.0
Total operating expenses	33.0

Liquidity and Capital Resources

Cash, restricted cash and accounts receivable at December 31, 2013 were $27.9 million. Our cash requirements in 2014 include funding for operations, and capital investments related to the development test lab in the Minnetonka facility. Our total capital expenditures for the year are expected to be in the range of $1.5 million to $2.5 million.

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital needs are for funding scientific research and development programs, supporting our sales and marketing activities and funding capital expenditures and working capital. The Company has financed its cash requirements primarily through debt, issuances of securities and advanced customer deposits from new orders.

Cash

We had cash and restricted cash of $13.9 million as at December 31, 2013, a decrease of $7.1 million from December 31, 2012, resulting from operating activities, which included an operating loss (excluding non-cash related items) of $33.2 million and cash from working capital and other items of $7.4 million. Investing activities included capital spending of $9.4 million. These uses of cash were offset by $18.9 million proceeds from the issuance of share capital and $25.0 million proceeds from long-term debt, offset by the payment of debt issuance costs of $1.9 million.

Long-Term Debt

On September 16, 2013, we entered into a secured loan facility agreement for $25 million, and received the net proceeds of $24.5 million following execution of the agreement. The loan matures five years from the date of the Agreement and may be prepaid subject to certain restrictions. The principal amount of the loan is payable in three equal annual installments on the third, fourth and fifth anniversaries of the date of the disbursement, except that, if IMRIS achieves certain revenue targets, the principal payment due on the third anniversary can be deferred for up to two years and the payment due on the fourth anniversary can be deferred for one year. The outstanding principal amount of the loan at any time will accrue interest at a rate of 9% per annum. In connection with the loan, the lender received warrants to purchase 6.1 million shares of our common stock at an exercise price of $1.94 per share. Interest and other for the year ended December 31, 2013 includes interest expense of $665 thousand, debt discount amortization of $340 thousand, debt issuance cost amortization of $133 thousand. Interest expense, warrant discount amortization, and debt issuance cost amortization are recognized on an effective interest rate method over 5 years.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Liquidity

The following table sets forth the summary statement of cash flows for the dates and periods indicated:

	Twelve months ended
	December 31
	2013	2012	Change
Cash flows:
Used in Operating Activities	$(40,581)	$(15,638)	$(24,943)
From Financing Activities	42,059	2,420	39,639
Used in Investing Activities	(14,986)	(8,279)	(6,707)

Foreign exchange translation adjustment	830	132	698
Net increase (decrease)	(12,678)	(21,365)	8,687

Cash and cash equivalents, opening	19,060	40,425
Cash and cash equivalents, closing	$6,382	$19,060	$(12,678)

Operating Activities

The cash used from operating activities for the year ended December 31, 2013 included an operating loss of approximately $33.2 million (excluding non-cash related items), $0.3 million cash provided by advance payments and $7.4 million cash for working capital. The cash from working capital consists of an increase in inventory ($4.0 million), an increase in accounts receivable ($2.8 million), an increase in unbilled receivables ($1.1 million), a decrease in prepaid expenses and other ($3.5 million), an increase in accounts payable and accrued liabilities ($2.2 million), and a decrease in deferred revenue ($0.6 million).

Financing Activities

Financing activities for the year ended December 31, 2013 included $18.9 million proceeds from the issuance of share capital and $25.0 million proceeds from long-term debt, offset by the payment of debt issuance costs of $1.9 million.

Investing Activities

The cash used from investing activities for the year ended December 31, 2013 included an increase in restricted cash of $5.6 million and capital expenditures of $9.4 million. The capital expenditures consist primarily for the development of our SYMBIS Surgical System, a surgeon controlled robot, and equipment and leasehold improvements related relocating to our Minnesota facility.

Liquidity and Capital Resources Summary

Our cash and restricted cash as of December 31, 2013 totaled $13.9 million, which includes restricted cash $7.5 million. For the year ended December 31, 2013, restricted cash consists of cash and equivalents minimum cash balance of $7.5 million related to the Company’s long term debt covenant compliance.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Summary of Contractual Obligations

The Company had commitments under operating leases requiring future minimum annual lease payments for the next five years as of December 31, 2013 as follows:

2014	$1,871
2015	1,710
2016	1,416
2017	1,180
2018	1,209
$7,386

OUTSTANDING SHARE DATA

The following table sets forth our outstanding share data as at the dates given:

	Authorized	March 4, 2014	December 31, 2013

Common shares	unlimited	$166,959,000	$166,959,000
		(52,030,966 common shares)	(52,030,966 common shares)
Preferred shares	unlimited	Nil	Nil

Additional paid-in capital		$11,337,000	$11,337,000

As at March 4, 2014, a total of 4,769,733 stock options were outstanding under the Company’s stock option plan.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we use the non-GAAP measure “Backlog” and "Adjusted EBITDA". We define backlog as the unrecognized portion of the revenues anticipated to be recorded from VISIUS Surgical Theatre orders, including confirmed orders and orders subject to completion of formal documentation and the unrecognized portion of service contracts which have a term of 4-5 years commencing at the conclusion of the warranty period on our theatres, which is typically one year in length. In view of the long sales cycle, high unit price and limited quarterly installations that are characteristic of our business, we believe that our backlog provides a better measure at any particular point in time of the long-term performance prospects of our business than our quarterly operating results. Backlog does not have any standardized meaning prescribed by U.S GAAP and is, therefore, unlikely to be comparable to similar measures presented by other companies.

We define Adjusted EBITDA as earnings before stock based compensation, interest income (expense), foreign exchange gain (loss), embedded derivative gain (loss), income taxes, and amortization and depreciation. We report Adjusted EBITDA because we believe investors use it as another measure of our operating performance. Adjusted EBITDA does not have a standardized meaning as prescribed by U.S. GAAP and it is not necessarily comparable to similarly titled measures used by other companies.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Reconciliation to the most comparable U.S. GAAP measure for Adjusted EBITDA for the fourth quarter and the year ended December 31, 2013 is as follows:

(Thousands of US dollars)	Three months ended		Year ended
(Unaudited)	December 31		December 31
	2013	2012	2013	2012
Net loss	$(21,615)	$(6,604)	$(42,000)	$(27,756)
Stock based compensation	437	455	1,885	1,559
Foreign exchange loss	557	232	1,208	125
Interest and other	992	55	1,223	40
Amortization and depreciation	630	1,071	3,486	4,097
(Gain) Loss on asset sale	120	(19)	120	(19)
Income taxes	112	20	144	86
Adjusted EBITDA	$(18,767)	$(4,790)	$(33,934)	$(21,868)

FINANCIAL INSTRUMENTS

Our financial instruments consist of cash, restricted cash, accounts receivables, unbilled receivables, and accounts payable and accrued liabilities.

We are subject to credit risk with respect to our accounts receivable and unbilled receivables to the extent debtors do not meet their obligations and we are subject to foreign exchange risk with respect to financial instruments denominated in a currency other than the U.S. dollar.

Our accounts receivable at December 31, 2013 were $14.0 million, of which $13.2 million is considered current (less than 60 days old). Accounts receivable includes $1.4 million denominated in a currency other than the U.S. dollar.

RELATED PARTY TRANSACTIONS

We leased air travel time from a corporation that is controlled by the Chairman of IMRIS Inc. The amount charged to travel expenses during the twelve-month period ended December 31, 2013 and 2012, with respect to transactions with this related party totaled $25 thousand and $396 thousand, respectively. On December 31, 2013, there was no receivable and a payable balance owing to this corporation. On December 31, 2012, there was a payable balance of $118 thousand.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Among the accounting estimates described in the notes to the financial statements, we consider the accounting estimates used in the determination of recognized revenues, the value of goodwill and the valuation of stock options to be critical. Our results as determined by actual events could differ materially from the previously mentioned estimates.

Revenue Recognition

We recognize revenues for our VISIUS Surgical Theatre sales on a percentage-of-completion basis as the theatre is installed. The percentage-of-completion is determined by the ratio of actual costs incurred to date to the estimated cost of completion for the project. Actual costs include only those costs that are directly attributable to contract performance with respect to the revenue recognized. In the event that the actual costs of completion differ from the estimated cost we have used in determining the percentage-of-completion, recognized revenues may be over or under-estimated until all costs have been incurred and the project is complete. Funds received from our customers in advance of meeting the criteria for recognition of revenues are recorded as deferred revenue until the revenue is recognized. Revenues recognized in advance of the criteria for invoicing to our customer are recorded as unbilled receivables. Accordingly, the reported amounts shown on the balance sheet under deferred revenue or unbilled receivables may be over or understated.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Value of Goodwill

We recorded goodwill on the purchase of the assets of a predecessor company. The value of goodwill is tested for impairment annually or more frequently, if an event or circumstance occurs which we feel may result in an impairment of the value of goodwill.

Stock Based Compensation Plan

From time to time we issue stock options to employees, directors, officers or consultants. The Company measures compensation expense at the date of granting stock options to employees and recognizes the expense based on their fair values determined in accordance with the U.S. GAAP codification Accounting Standards Codification 718.The fair value of options is determined using the Black-Scholes option-pricing model. The fair value amount is amortized to earnings over the vesting period, with the related credit recorded as additional paid-in capital. Amortization takes into consideration estimated forfeitures, determined on a historic basis, at the time of grant to determine the number of awards that will ultimately vest. Upon exercise of these stock options, amounts previously credited to additional paid-in capital are reversed and credited to share capital.

FUTURE ACCOUNTING STANDARDS

On February 5, 2013, the FASB issued authoritative guidance (ASU 2013-02), which further revises the manner in which entities present comprehensive income in their financial statements. The new guidance requires entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the net income if the amount being reclassified is required under U.S. GAAP to be classified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This guidance is effective for interim and annual periods beginning after December 15, 2012. The guidance affects presentation only and is not expected to have an impact on the results of operations or financial condition of the Company.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.  In making this assessment, management used the criteria set forth in the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal 2013.  Based on this assessment, management concluded that our internal control over financial reporting was effective as at December 31, 2013 and no material weaknesses in the Company’s internal control over financial reporting were discovered, providing reasonable assurance of the reliability of financial reporting and preparation of the financial statements.

We have established and maintain disclosure controls and procedures in order to provide reasonable assurance that material information relating to IMRIS is made known in a timely manner. We have evaluated the effectiveness of our disclosure controls and procedures as at the date of our 2013 Financial Statements and are not aware of any material changes that are required to be made to these controls and procedures; we have concluded them to be effective in providing such reasonable assurance.

We are also responsible for the design of our internal controls over financial reporting (ICFR) in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Management used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992)to evaluate the effectiveness of internal controls in fiscal 2013, based on this evaluation management concluded that our internal control over financial reporting was effective as at December 31, 2013. The Company’s independent registered public accounting firm, Deloitte & Touche LLP, has issued an unqualified opinion on the Company’s internal controls over financial reporting as at December 31, 2013.

As of the date of this report, there have been no changes to the Company’s internal controls over financial reporting that materially affect, or are reasonably likely to materially affect, its internal controls over financial reporting.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

In compliance with rules of the Canadian Securities Administration and the U.S. Securities and Exchange Commission, we have filed certificates signed by our Chief Executive Officer (‘‘CEO’’) and Chief Financial Officer (‘‘CFO’’) regarding the effectiveness of our disclosure controls and our internal controls over financial reporting. It should be noted however, that while the Company’s CEO and CFO believe the organizations disclosure controls and internal controls over financial reporting are effective any system of internal control has inherent limitations and cannot prevent all errors or fraud. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

RISKS AND UNCERTAINTIES

The operating results, business prospects and financial position of the Company are subject to a number of risks and uncertainties. Risks relating to our business include: our long sales cycle; high unit price and limited quarterly installations; our limited operating history and accumulated deficit; our lack of product diversity; our dependence on our suppliers; the development of VISIUS Surgical Theatres for cardiovascular and cerebrovascular procedures; our reliance on key personnel; the lack of supporting clinical data; market competition and technological advances; patent protection and trade secrets; intellectual property litigation; our ability to shift from research and development to commercialization; our ability to manage growth; foreign exchange fluctuations; additional financing requirements; and regulatory matters. If any of the events described as risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. We have discussed several of the more significant risks and uncertainties that may affect the business below; however, for a more comprehensive list of the risks and uncertainties affecting the business, readers are advised to refer to our 2013 Annual Information Form (AIF) and our Base Shelf Prospectus (Base Shelf) filed October 16, 2013. Both the AIF and Base Shelf are available at www.sedar.com and on the United States Securities and Exchange Commission (SEC) website at www.sec.gov. The AIF is located in the Company’s Annual Report on Form 40-F.

Financial Risks

The Company is exposed to a variety of financial risks by virtue of its activities. These risks include market risk (including currency risk; fair value interest rate risk; cash flow interest rate risk); credit risk and liquidity risk. The Company’s overall risk management efforts focus on the unpredictability of financial markets and seek to minimize potential adverse effects on financial performance. Management identifies and evaluates financial risks in close cooperation and direction from the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated.

The following is a brief overview of the Company’s financial risk management for each of the risks identified above:

Market Risks

Currency risk

The Company operates internationally and is exposed to foreign exchange risk from various currencies. Foreign exchange risk arises from future sales and purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company’s main objective in managing its foreign exchange risk is to preserve gross margins and reduce variations in performance. The Company prices a significant portion of its VISIUS Surgical Theatre sales in USD. To offset these revenues, the Company sources a major portion of the components it delivers in U.S. dollars. In addition, the Company incurs nearly all of its sales expenses in U.S. dollars.

Cash flow and fair value interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s restricted cash includes short-term highly liquid investments that earn interest at market rates. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk, except for the Company’s long term debt, which has a set interest rate of 9 percent per annum. The Company’s restricted cash is the only financial asset bearing fixed interest rates. The Company’s investment policy limits the investing of excess funds to Bankers Acceptances, Canadian Chartered bank term deposits, and short-term highly liquid money market mutual funds sponsored by Canadian Chartered banks.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The maximum exposure to credit risk of the Company at quarter end is the carrying value of its financial assets. The Company manages its credit risk on financial assets by dealing solely with reputable banks and financial institutions. The Company’s North American customers are large credit worthy medical hospitals and thus there is very little exposure to credit risk. When selling internationally, the Company uses irrevocable letters of credit to reduce its exposure to credit risk. The Company reviews the collectability of its accounts receivable and would record an allowance for doubtful accounts receivable if accounts were determined to be uncollectible. The loss would be recognized in the income statement within ‘Administrative expense’. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the account receivable is uncollectible.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Board of Directors reviews and approves the Company’s operating and capital budgets as well as any material transactions that are not in the ordinary course of business.

We have experienced net losses and operating cash flow deficits for much of our history. As of December 31, 2013, we have $13.9 million of cash and restricted cash.  Since December 31, 2012, we have used $40.6 million of cash in operating activities.  Additionally, we sometimes enter into purchase agreements which might restrict large amounts of our cash for periods of time while a project is being completed.  We have continued to consume cash resources in support of our research programs Although we believe we have sufficient resources to maintain our planned research programs in robotics and ensure there is sufficient working capital in the business to support the cyclical cash requirements of operations it is dependent on the ability of the Company to generate positive cash flow from operations by increasing order bookings and revenue and the successful transition of operations to the U.S. to provide lower manufacturing costs and operating expenses.  If we are unable to achieve our plans, we may either be forced to raise additional capital. While, there is no guarantee that we can raise additional capital, the Company has a history of being able to successfully fund the business through the capital markets as needed.  If we are not able to raise additional capital, we may need to eliminate or suspend research, development and corporate activities if the operating plans as noted above are not achieved.

Long Sales Cycle, High Unit Price and Limited Installations

The long sales cycle, as well as the high unit price of the VISIUS Surgical Theatre, among other factors, may contribute to substantial fluctuations in our quarterly operating results. Because of the high unit price of VISIUS Surgical Theatres and the fact that we have installed only 45 units over the Company’s history, each installation currently represents a significant component of our revenue for a particular quarter. VISIUS Surgical Theatres represent a significant capital expenditure for our customers and adverse global economic and business conditions could result in a loss of consumer confidence, which could decrease capital spending or increase the length of time and effort our customers require to gain approval for capital spending. If we lose a single customer order or if customers defer installation of a VISIUS Surgical Theatre for even a short period of time, recognition of a significant amount of revenue may be lost or deferred to a subsequent period. Given that our operating costs are relatively fixed, our inability to recognize revenue in a particular quarter may adversely affect our profitability in that quarter.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

We expect that revenues from a limited number of new customers will account for a large percentage of total revenues in future quarters. Our ability to attract new customers will depend on a variety of internal factors, including the capability, safety, efficacy, ease of use, price, quality and reliability of our products and effective sales support, training and service. In addition, if we are unable to fulfill our current purchase orders and other commitments on a timely basis or at all, market acceptance of our products could be adversely affected and hospitals may instead purchase our competitors’ products. The loss or delay of individual orders, failure to add new customers or worsening macroeconomic conditions could have a significant impact on future revenues and operating results.

Limited Operating History and Accumulated Deficit

We have a limited operating history from which investors can evaluate our business and prospects. We have a large accumulated deficit and we may not achieve profitability or pay our debt service obligations. We have incurred substantial losses since inception and may incur additional operating losses in the near term. If the time required to generate significant revenues and consistently achieve profitability is longer than anticipated, we may not be able to continue our operations without additional capital or satisfy our dent obligations. Our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in the continuously evolving surgical imaging market. If we cannot successfully address these risks, our business and financial condition would suffer, and we could be unable to continue as a going concern.

Ability to Raise or Obtain Financing

From time to time, we may enter into transactions that may be financed in whole or in part with debt, which may increase our debt levels above standards for companies in our industry of a similar size. Depending upon future plans, we may require additional equity and/or debt financing that may not be available or, if available, may not be available on acceptable terms. None of our organizational documents currently limit the amount of indebtedness that we may incur. The level of our indebtedness from time to time could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Actual Bookings May Vary from Forecast

We periodically forecast information about the rate we will be able to convert potential customers in our order pipeline into actual bookings we expect to achieve in future periods. The actual bookings we achieve in a period may vary from the bookings we forecast in public disclosure documents, presentations or other public information and these variations could be material and adverse. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors, which may not be accurate. Actual bookings rely on the occurrence of numerous factors beyond our control such as a customer’s capital budget, their patient requirements and timing. Although we believe that the assumptions underlying our guidance and other forward looking statements were reasonable at the time such statements were made, actual results could be materially different. If actual bookings vary from our announced guidance, the price of our Common Shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward-looking information we may provide, whether as a result of new information, future events or otherwise.

Backlog may not Result in Future Net Sales

Our backlog at any particular date may not be indicative of recognized revenues in our financial statements in subsequent periods. We evaluate each customer order to determine qualification for inclusion in backlog; however, there can be no assurance that amounts included in backlog will ultimately result in recognition of revenue or occur in a financial reporting period. In addition, in any given period management can reduce backlog due to factors such as a cancellation of an order, lack of confidence in the customer proceeding with the order, changes in the financial condition at a customer, changes in government or third party funding for customers, and changes in installation schedules. Changes to backlog during any particular period, or the failure of our backlog to result in future sales, could harm our business, financial condition, results of operations and cash flows.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

Lack of Product Diversity

Currently, our commercially available products include the VISIUS Surgical Theatre for neurosurgical, cardiovascular and cerebrovascular applications. Although we expect sales of our VISIUS Surgical Theatres to increase with market acceptance of the theatres for cardiovascular and cerebrovascular applications, we currently generate substantially all of our revenue from sales of VISIUS Surgical Theatres for neurosurgical applications and multiyear service plans for the theatres. If we are unable to sustain or grow sales of the VISIUS Surgical Theatre for use in multiple applications beyond neurosurgery, we may not generate sufficient revenue to support our business. Accordingly, we are currently dependent on our ability to market and sell the VISIUS Surgical Theatre for neurosurgical applications. Any factor materially and/or adversely affecting our ability to market and sell the VISIUS Surgical Theatre for neurosurgical applications or pricing and demand for the theatre may have a material and adverse effect on our financial condition and results of operations.

Foreign Exchange Fluctuations

While we generate a significant portion of our sales in U.S. dollars, we also have sales in other foreign currencies and many of our expenses are denominated in Canadian dollars. In addition, any assets and liabilities not denominated in our reporting currency can give rise to foreign exchange gains or losses on translation into our reporting currency. To date, we have not used forward exchange contracts to hedge exposures denominated in other currencies or any other derivative instrument for trading, hedging or speculative purposes. As such, we are exposed to fluctuations in the exchange rate between our reporting currency and other currencies.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory authorities in various jurisdictions throughout the world. For most of these products in most jurisdictions, applicable statutes and regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by us to obtain regulatory approvals or clearances could adversely affect the marketing of any products developed by us and our ability to receive product revenue. There is no assurance that any of our planned products will be approved by any regulatory authority on a timely basis, or at all. Also, in the event that a regulatory authority revokes any approvals granted in respect of our products, or a recall of our products is required in the event of material deficiencies or defects, our business, financial condition and results of operations could be adversely affected.

Dependence on Suppliers

We depend on Siemens to supply the MR scanner, CT scanner and angiography systems for our VISIUS Surgical Theatres. Our current agreement with Siemens was entered into as of November 2009 for a five-year term with automatic renewal provisions thereafter, subject to six months' advance written notice of termination by either party. We entered into a separate OEM with Siemens for CT products in August 2013 for a two-year term with automatic renewals thereafter for further one-year periods, subject to the same termination notices under the original OEM agreement. The agreements may be terminated earlier in the event of default or in the event of insolvency or equivalent proceedings against either party or in the event of a change of control or similar sale transaction affecting IMRIS where the buyer or controlling shareholder is a direct competitor to Siemens. If for any reason, we could not obtain MR scanners, CT scanners and angiography systems from Siemens there is no certainty that we could find another vendor willing to supply this equipment for the VISIUS Surgical Theatre and a change would require a redesign of the VISIUS Surgical Theatre, which could take a year or more to implement. We are dependent on Siemens to provide support and maintenance services to our customers under contract to IMRIS; if Siemens' services became unavailable, any resulting service issues could disrupt our customer relationships and cause damage to our reputation.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014

We purchase certain other components of our VISIUS Surgical Theatre from outside vendors, including radio-frequency shielding systems, certain hardware components for our surgical information management system and operating room booms and lights. For the majority of our theatre components, we do not have long-term supply contracts with the suppliers; however, we attempt to establish dual sourcing for most of these other components of our theatre and we believe that we would be able to establish alternative sources for these components, subject to any regulatory qualifications, as may be required. It is possible that a disruption of the supply of these components could result in increased costs and delays in deliveries of VISIUS Surgical Theatre, which could adversely affect our reputation and results of operations. Additionally, any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide our products.

Competition and Technological Advances

The surgical imaging industry is subject to intense and increasing competition and rapidly evolving technologies. Many government, academic and business entities are investing substantial resources in research and development of treatments and new products that may render surgical imaging obsolete, including radiation treatment, new drug treatments and gene therapy. Successful developments that result in new approaches for treatments could reduce the attractiveness of our products or render them obsolete.

The market for surgical imaging is highly competitive, with a number of companies providing competing surgical imaging systems. Many of these competitors are large medical system suppliers which have considerably greater resources at their disposal to advance the development of their systems. These competitors or other companies may at any time develop new or improved surgical imaging solutions. Alternatively, these competitors may choose to increase their respective market share by changing their pricing model or by lowering the price of their surgical imaging solutions or ancillary supplies. We have recently introduce a multi-source pricing model that permits customers to source certain system components directly with our supplier partners to address price competition. If we are unable to successfully address these competitor tactics by either continuing to enhance and improve our current product(s) or we are unable to maintain or increase our selling price in the face of competition, there can be no assurance that the Company will be able to maintain its desired market share or achieve its financial objectives.

Changes to Financial Accounting Standards

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing standards or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

ADDITIONAL INFORMATION

Additional information about IMRIS, including our annual information form, can be found on the SEDAR website at www.sedar.com or the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

IMRIS Inc.

Management’s Discussion and Analysis – March 4, 2014